SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No.     17     )*
                                        ------------


                             Swiss Army Brands, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    870827102
             -------------------------------------------------------
                                 (CUSIP Number)


                              Claude A. Baum, Esq.
                        Brown Rudnick Berlack Israels LLP
                              120 West 45th Street
                            New York, New York 10036
                                 (212) 704-0100
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 August 28, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO. 870827102                                            Page 2 of 7 Pages
-------------------------------------                  -------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Victorinox AG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Switzerland
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                               100
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER

                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                           100
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            100
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            100%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO. 870827102                                            Page 3 of 7 Pages
-------------------------------------                  -------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Charles Elsener, Sr.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

            N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Switzerland
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                               100
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER

                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                           100
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            100
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            100%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

         Victorinox AG, a Swiss corporation ("Victorinox") and Charles Elsener, Sr., a citizen of Switzerland ("Mr. Elsener"; and together with Victorinox, the "Reporting Persons"), hereby amend the Statement on Schedule 13D dated April 6, 1995, as amended by Amendment No. 1 dated April 11, 1995, Amendment No. 2 dated June 26, 1996, Amendment No. 3 dated November 2, 1996, Amendment No. 4 dated November 17, 1997, Amendment No. 5 dated December 30, 1997, Amendment No. 6 dated November 5, 1998, Amendment No. 7 dated May 21, 1999, Amendment No. 8 dated September 27, 2000, Amendment No. 9 dated November 17, 2000, Amendment No. 10 dated December 18, 2000, Amendment No. 11 dated January 4, 2001, Amendment No. 12 dated April 17, 2001, Amendment No. 13 dated July 6, 2001, Amendment No. 14 dated September 25, 2001, Amendment No 15 dated June 12, 2002, and Amendment No. 16 dated August 13, 2002 (collectively, the "Amended Statement"), filed by the Reporting Persons with respect to the Common Stock, par value $.10 per share ("Common Stock"), of Swiss Army Brands, Inc., a Delaware corporation ("Swiss Army"), formerly known as The Forschner Group, Inc. In Amendment No. 16, SABI Acquisition Corp., a wholly owned subsidiary of Victorinox ("SABI Acquisition"), joined as a filing person to the Amended Statement. Effective August 28, 2002, SABI Acquisition was merged with and into Swiss Army and, as a result, (among other things) it has ceased to have a separate existence. Accordingly, SABI Acquisition is no longer a separate filing person with respect to the Amended Statement.

         The purpose of this Amendment No. 17 is to report that on August 28, 2002, a Certificate of Ownership and Merger was filed by SABI Acquisition (the "Certificate of Merger") with the Secretary of State of the State of Delaware with respect to the merger of SABI Acquisition with and into Swiss Army (the "Merger"). The Merger was the final step in Victorinox's process of taking Swiss Army private. On July 23, 2002, SABI Acquisition commenced a tender offer for all outstanding shares of Common Stock not owned by Victorinox, SABI Acquisition or their affiliates. At 12:00 midnight New York City time, on Monday, August 26, 2002, the tender offer expired. Approximately 2,564,415 shares were tendered pursuant to the tender offer. Such shares, together with the shares already owned by SABI Acquisition, Victorinox and their affiliates, constituted approximately 98.8% of the outstanding shares. On August 27, 2002, effective as of 12:01 a.m. New York City time, all shares validly tendered and not withdrawn prior to the expiration of the offer were accepted for payment. After the completion of the tender offer, Victorinox and Mr. Elsener each transferred all shares of Common Stock held by them to SABI Acquisition, and then SABI Acquisition acquired the remainder of the outstanding shares of Common Stock by effecting a short-form merger. The Merger was effective August 28, 2002.

         As a result of the Merger, the separate corporate existence of SABI Acquisition has terminated and Swiss Army is the surviving corporation of the Merger and a wholly owned subsidiary of Victorinox. Under the Certificate of Merger, shares of Common Stock (other than: (i) shares held in the Swiss Army Brands treasury or by any subsidiary of Swiss Army Brands; (ii) shares held by Purchaser, Victorinox, or any of their respective affiliates; and (iii) shares held by any holder who shall have properly exercised and not have withdrawn or failed to perfect appraisal rights with respect to such shares in accordance with Section 262 of the Delaware General Corporation Law) have been converted into the right to receive $9.00 in cash, less any required withholding of taxes and without payment of interest (the "Merger Consideration"). Pursuant to the Certificate of Merger, 8,173,520 shares of Swiss Army common stock held by SABI Acquisition immediately prior to the merger were cancelled for no consideration and the 100 shares of common stock of SABI Acquisition outstanding immediately prior to the merger were converted into 100 outstanding shares of Swiss Army common stock.

         Each Reporting Person is responsible for the completeness and accuracy of only that information concerning such Reporting Person contained herein, or in any subsequent amendment, and is not responsible for the completeness or accuracy of any information concerning the other Reporting Person. Neither Reporting Person knows or has reason to believe that any information concerning the other Reporting Person contained herein is inaccurate, and the execution of any subsequent amendment by each Reporting Person shall constitute a representation by such Reporting Person that it or he neither knows nor has reason to believe that any information concerning the other Reporting Person contained in such amendment is inaccurate at the time of such execution. Each

Reporting Person hereby disclaims any responsibility for (i) the filing of any reports or information required under Section 13(d) of the Exchange Act and Regulation 13D-G promulgated thereunder relating to the other Reporting Person or (ii) the timeliness of any such filing.

         Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to either Reporting Person. Items and sub-items not expressly addressed herein are inapplicable with respect to the Reporting Persons, or the responses to them with respect to the Reporting Persons either are negative or have not changed from those of the Amended Statement.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         SABI Acquisition paid approximately $25,800,000 for all of the outstanding shares of Common Stock pursuant to the tender offer and the Merger. In addition, approximately $423,000 was paid by Victorinox and Swiss Army to cover fees and expenses related to the transactions. The aggregate purchase price for the Common Stock was paid out of Victorinox's working capital.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) As a result of the Merger and the transactions consummated in connection therewith, Victorinox holds an aggregate of 100 shares of Common Stock, constituting 100% of the issued and outstanding shares of Common Stock as of the date hereof. As the controlling stockholder of Victorinox, Mr. Elsener may be deemed to be the beneficial owner of the 100 shares of Common Stock held by Victorinox.

         (b) Victorinox and Mr. Elsener share with each other the power to vote or direct the vote, and to dispose or direct the disposition of, the 100 shares of Common Stock held by Victorinox.

         (c) On August 27, 2002, after completion of the tender offer, Victorinox and Mr. Elsener transferred 5,262,400 and 346,705 shares of Common Stock, respectively, for no consideration to SABI Acquisition, in order to enable SABI Acquisition to effect the Merger. There were no other transactions in Common Stock effected by the Reporting Persons during the past 60 days.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

Exhibit A:        Joint Filing Agreement, dated September 27, 2000, between
                  Victorinox AG and Charles Elsener, Sr. (incorporated herein by reference to Exhibit A to Amendment No. 8).

Exhibit B:        Press Release issued by Victorinox on August 27, 2002
                  announcing the expiration of the tender offer (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 4 to the Schedule TO filed by Victorinox, SABI Acquisition, Charles
                  Elsener, Sr., Charles Elsener, Jr. and Eduard Elsener on
                  August 27, 2002).

Exhibit C:        Certificate of Ownership and Merger filed by SABI Acquisition with the Secretary of State of the State of Delaware on August
                  28, 2002.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 10, 2002


                                       VICTORINOX AG



                                       By: /s/ CHARLES ELSENER, JR.
                                           ------------------------
                                           Charles Elsener, Jr.
                                           President



                                           /s/ CHARLES ELSENER, SR.
                                           ------------------------
                                           Charles Elsener, Sr.

                                  EXHIBIT INDEX


Exhibit No.                        Description                         Reference
-----------                        -----------                         ---------

     A          Joint Filing Agreement, dated September 27, 2000,         *
                between Victorinox AG and Charles Elsener, Sr.

     B          Press Release issued by Victorinox on August 27,          **
                2002 announcing the expiration of the tender offer.

     C          Certificate of Ownership and Merger filed by SABI         ***
                Acquisition with the Secretary of State of the State of Delaware on August 28, 2002.

-----------
* Incorporated herein by reference to Exhibit A to Amendment No. 8 of the Reporting Persons' Schedule 13D filed on September 28, 2000.
** Incorporated herein by reference to Exhibit (a)(5)(F) to Amendment No. 4 to the Schedule TO filed by Victorinox, SABI Acquisition, Charles Elsener, Sr., Charles Elsener, Jr. and Eduard Elsener on August 27, 2002.
***      Filed herewith.

                                                                       EXHIBIT C
                                                                       ---------

                       CERTIFICATE OF OWNERSHIP AND MERGER
                       -----------------------------------
        (Pursuant to Section 253 of the Delaware General Corporation Law)

                                       of

                             SABI ACQUISITION CORP.
                             ----------------------
                            (a Delaware corporation)

                                  with and into

                             SWISS ARMY BRANDS, INC.
                             -----------------------
                            (a Delaware corporation)

THE UNDERSIGNED HEREBY CERTIFIES THAT:

         1. SABI Acquisition Corp. (hereinafter called "Purchaser" or this "Corporation") is a corporation organized pursuant the Delaware General Corporation Law on July 9, 2002.

         2. Purchaser, as the owner of in excess of 90% of the outstanding capital stock of Swiss Army Brands, Inc., a corporation organized pursuant to Delaware General Corporation Law ("Swiss Army Brands"), hereby merges itself with and into Swiss Army Brands.

         3.       The name of the surviving corporation shall be Swiss Army
Brands, Inc.

         4. The Certificate of Incorporation of the surviving corporation is attached hereto as Exhibit B.

         5. Upon the effective time of the merger, each share of common stock, $.01 par value per share, of Purchaser, which is issued and outstanding immediately prior to the effective time shall be converted into and become exchangeable for one fully paid and non-assessable share of common stock, $.01 par value per share, of the surviving corporation.

         6. Such merger of Purchaser with and into Swiss Army Brands has been adopted, approved, certified, executed, and acknowledged by Purchaser in accordance with the laws of the State of Delaware.

         7. Such merger of Purchaser with and into Swiss Army Brands shall be effective upon filing this Certificate with the Secretary of State of the State of Delaware.

         8. The following is a copy of the resolutions adopted as of the 27th day of August, 2002, by the Board of Directors of Purchaser with respect to such merger:

WHEREAS: As a result of the tender offer recently completed by this Corporation for the outstanding shares of common stock, par value $.10 per share (the "Common Stock"), of Swiss Army Brands, Inc., a Delaware corporation ("Swiss Army Brands"), this Corporation is the owner of in excess of 90% of the outstanding shares of capital stock of Swiss Army Brands; and

WHEREAS: This Board of Directors deems it to be advisable and in the best interest of this Corporation for it to merge (the "Merger") with and into Swiss Army Brands pursuant to the Plan of Merger attached hereto as Exhibit A (the "Plan of Merger");

NOW, THEREFORE, it is hereby

RESOLVED:         That the Plan of Merger and the Merger be, and they hereby are, authorized and approved in all respects by the Board of Directors of this Corporation;

RESOLVED:         That the officers of this Corporation be, and each of them hereby is, authorized and empowered, in the name and on behalf of this Corporation, to execute and deliver, and to file with the Secretary of State of the State of Delaware, a Certificate of Ownership and Merger in order to implement and effect the Merger; and

RESOLVED:         That the officers of this Corporation be, and each of them hereby is, authorized and empowered, in the name and on behalf of this Corporation and/or as an officer thereof, to execute and deliver such other and further documents and instruments, to bear such fees and expenses, and to take such other and further actions, as any such officer, acting in his sole discretion, shall deem to be necessary, advisable, convenient or proper in order to effect the Merger or otherwise to further carry out the intent of the foregoing resolutions.


         IN WITNESS WHEREOF, the undersigned has executed this Certificate this 28th day of August 2002.




                                       SABI ACQUISITION CORP.
                                       (a Delaware corporation)


                                       By: /s/ CHARLES ELSENER, JR.
                                           -------------------------------------
                                           Charles Elsener, Jr., President

                                                                       Exhibit A
                                                                       ---------

                                 PLAN OF MERGER

         THIS PLAN OF MERGER, dated as of August 27, 2002 (this "Plan of Merger"), provides for the merger of SABI Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Victorinox AG, a corporation organized under the laws of Switzerland ("Victorinox"), and Swiss Army Brands, Inc., a Delaware corporation ("Swiss Army Brands").


                                   BACKGROUND

         Purchaser is the holder of approximately 98.8% of the outstanding capital stock of Swiss Army Brands; and

         The parties deem it advisable and in the best interests of such corporations that Purchaser be merged with and into Swiss Army Brands (the "Merger") in accordance with the provisions of Section 253 of the Delaware General Corporation Law ("DGCL"), and desire to state herein the mode of carrying the same into effect and certain other details and provisions of the Merger.


                                     MERGER

1. Merger. Purchaser shall be merged with and into Swiss Army Brands, and Swiss Army Brands shall survive the Merger. (Swiss Army Brands from and after the Effective Time (as defined below) is hereinafter sometimes referred to as the "Surviving Corporation"). The Merger shall become effective upon the date and time of filing an appropriate certificate of ownership and merger, providing for the Merger, with the Secretary of State of the State of Delaware (the "Effective Time").

2. Governing Documents. The Certificate of Incorporation of Swiss Army Brands, amended and restated in its entirety as set forth on Exhibit B to the Certificate of Ownership and Merger, shall be the Certificate of Incorporation of the Surviving Corporation without change or amendment until such time (if any) as it shall thereafter be amended and/or restated in accordance with the provisions thereof and applicable law. The by-laws of Swiss Army Brands, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation without change or amendment until such time (if any) as they shall thereafter be amended in accordance with the provisions thereof, the Certificate of Incorporation of the Surviving Corporation and applicable law.

3. Succession. At the Effective Time, the separate corporate existence of Purchaser shall cease, and Swiss Army Brands shall succeed to all of the assets and property (whether real, personal or mixed), rights, privileges, franchises, immunities and powers of Purchaser, and Swiss Army Brands shall assume and be subject to all of the duties, liabilities, obligations and restrictions of every kind and description of Purchaser, including, without limitation, all outstanding indebtedness of Purchaser, all in the manner and as more fully set forth in Section 259 of the General Corporation Law of the State of Delaware.

4. Directors. The director of the Board of the Purchaser immediately prior to the Effective Time shall be the director of the Surviving Corporation at and after the Effective Time to serve until the expiration of his term and until his successor is duly elected and qualified.

5. Officers. The officers of the Company immediately preceding the Effective Time shall be the officers of the Surviving Corporation at and after the Effective Time until their successors are duly elected and qualified, except that Charles Elsener, Jr. shall serve as Chairman of the Board and Chief Executive Officer and Susanne Rechner shall serve as President, each until their respective successors are duly elected and qualified.

6.       Conversion of Securities.

         (a) At the Effective Time, automatically by virtue of the Merger each share of common stock, par value $.10 per share, of Swiss Army Brands ("Swiss Army Brands Common Stock") issued and outstanding immediately prior to the Effective Time (other than: (i) shares held in the Swiss Army Brands treasury or by any subsidiary of Swiss Army Brands; (ii) shares held by Purchaser, Victorinox, or any of their respective affiliates; and (iii) shares held by any holder who shall have properly exercised and not have withdrawn or failed to perfect appraisal rights with respect to such shares in accordance with Section 262 of the DGCL ("Dissenting Shares")), shall be converted into the right to receive an amount in cash equal to $9.00, less any required withholding of taxes and without payment of interest (the "Merger Consideration").

         (b) At the Effective Time, automatically by virtue of the Merger and the terms of the applicable stock option plans of Swiss Army Brands ("Option Plans") and applicable option agreements entered into thereunder ("Option Agreements"), all options thereunder outstanding immediately prior to the Effective Time having an exercise price per share of less than $9.00 per share ("In-the-Money Options") shall be deemed to have been exercised for an amount in cash equal to the difference between (i) the exercise price of such option and
(ii) $9.00 less any required withholding of taxes and without payment of interest.

         (c) At the Effective Time, automatically by virtue of the Merger and the terms of the applicable Option Plans and Option Agreements, all options thereunder outstanding immediately prior to the Effective Time other than In-the-Money Options shall be terminated and cancelled and cease to be outstanding.

         (d) At the Effective Time, automatically by virtue of the Merger each share of Swiss Army Common Stock held in the Swiss Army Brands treasury, and each share of Swiss Army Brands Common Stock held by any subsidiary of Swiss Army Brands or held by Victorinox or any of their respective affiliates shall be cancelled and retired without payment of any consideration therefor and shall cease to be outstanding.

         (e) At the Effective Time, automatically by virtue of the Merger, each share of common stock, $.01 par value per share, of Purchaser ("Purchaser Common Stock") which is issued and outstanding immediately prior to the Effective Time shall be converted into and become exchangeable for one fully paid and non-assessable share of common stock, $.01 par value per share, of the Surviving Corporation.

         (f) The holders of Dissenting Shares, if any, shall be entitled to payment for such shares only to the extent permitted by and in accordance with the applicable provisions of the DGCL; provided, however, that if, in accordance with such provisions of the DGCL, any holder of Dissenting Shares shall withdraw such right to the payment of the fair value of such shares, such shares shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration. The holders of Dissenting Shares shall have and possess only such rights and privileges as a stockholder of Swiss Army Brands as are provided for under
Section 262 of the DGCL.

7.       Exchange of Certificates.

         (a) From and after the Effective Time, American Stock Transfer & Trust Company shall act as paying agent (the "Paying Agent") in effecting the exchange, for the Merger Consideration multiplied by the number of shares of Swiss Army Brands Common Stock formerly represented thereby, of certificates (the "Certificates") that, prior to the Effective Time, represented shares entitled to payment pursuant to Section 6 hereof. At or before the Effective Time, the Surviving Corporation shall deposit with the Paying Agent in trust for the benefit of the holders of Certificates immediately available funds in an aggregate amount (the "Payment Fund") equal to the product of the Merger Consideration multiplied by the number of shares of Swiss Army Brands Common Stock entitled to payment pursuant to Section 6 hereof. Upon the surrender of each such Certificate, the Paying Agent shall pay the holder of such Certificate the Merger Consideration multiplied by the number of shares of Swiss Army Brands Common Stock formerly represented by such Certificate in exchange therefor, and such Certificate shall forthwith be cancelled. Until so surrendered and exchanged, each such Certificate shall represent solely the right to receive the Merger Consideration multiplied by the number of shares represented by such Certificate. If any cash is to be paid to a name other than the name in which the Certificate representing shares surrendered in exchange therefor is registered, it shall be a condition to such payment that the person requesting such payment shall pay to the Paying Agent any transfer or other taxes required by reason of the payment of such cash to a name other than that of the registered holder of the Certificate surrendered, or such person shall establish to the satisfaction of the Paying Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Paying Agent nor the Surviving Corporation shall be liable to a holder for any Merger Consideration delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

         (b) The Paying Agent shall, pursuant to irrevocable instructions to be given by the Surviving Corporation, make the payments referred to in
Section 6 out of the Payment Fund. Promptly following the date which is six months after the Effective Time, the Paying Agent shall deliver to, or upon the order of, the Surviving Corporation all cash, certificates and other documents in its possession relating to the transactions described in this Plan of Merger, and the Paying Agent's duties shall terminate. Thereafter, each holder of a Certificate formerly representing shares of Swiss Army Brands Common Stock may surrender such Certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in exchange therefor the Merger Consideration, but shall have no greater rights against the Surviving Corporation than may be accorded to general creditors of the Surviving Corporation under applicable law.

         (c) Promptly after the Effective Time, the Paying Agent shall mail to each record holder of Certificates that immediately prior to the Effective Time represented shares of Swiss Army Brands Common Stock a form of letter of transmittal and instructions for use in surrendering such Certificates and receiving the Merger Consideration.

         (d) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any Certificates which theretofore represented shares of Swiss Army Brands Common Stock. If, after the Effective Time, Certificates formerly representing shares of Swiss Army Brands Common Stock are presented to the Surviving Corporation or the Paying Agent, they shall be cancelled and exchanged for the Merger Consideration, as provided in Section 6, subject to applicable law in the case of Dissenting Shares.

8. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Plan of Merger.

9. Governing Law. This Plan of Merger shall be governed by and construed in accordance with the laws of the State of Delaware.

                                                                       EXHIBIT B
                                                                       ---------

                              AMENDED AND RESTATED

                          CERTIFICATE OF INCORPORATION

                                       OF

                             SWISS ARMY BRANDS, INC.
   (Under Section 102 of the General Corporation Law of the State of Delaware)

         FIRST:   The name of the corporation shall be Swiss Army Brands, Inc.

         SECOND: The address of the registered office of the Corporation in the State of Delaware shall be at 2711 Centreville Road, Suite 400, City of Wilmington, County of New Castle, Delaware 19808. The name and address of the Corporation's registered agent in the State of Delaware at such address is Corporation Service Company.

         THIRD:   The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

         FOURTH: (a) The total number of shares of stock which the Corporation shall have authority to issue is one thousand shares (1,000) shares of common stock, par value $.01 per share (the "Common Stock").

         FIFTH:   The Corporation is to have perpetual existence.

         SIXTH:   In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal all or any of the provisions of the By-Laws of the Corporation.

         SEVENTH: (a) The Corporation shall, to the extent and in the manner permitted by the DGCL, indemnify any person against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit, or proceeding in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was a director or officer of the Corporation. For purposes of such indemnification, a "director" or "officer" of the Corporation shall mean any person (i) who is or was a director or officer of the Corporation, (ii) who is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise or (iii) who was a director or officer of a corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation.

         The Corporation shall be required to indemnify a director or officer in connection with any action, suit, or proceeding (or part thereof) initiated by

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such director or officer only if the initiation of such action, suit, or proceeding (or part thereof) by the director or officer was authorized by the Board of Directors of the Corporation.

         The Corporation shall pay the reasonable expenses (including attorney's fees) incurred by a director or officer of the Corporation entitled to indemnification hereunder in defending any action, suit or proceeding referred to in this Article Eighth in advance of its final disposition; provided, however, that payment of expenses incurred by a director or officer of the Corporation in advance of the final disposition of such action, suit or proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced in the event that it should ultimately be determined that the director or officer is not entitled to be indemnified under this Article Eighth or otherwise.

         The rights conferred on any person by section (a) of this Article Eighth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation or any agreement, vote of the stockholders or disinterested directors or other action provided that the same conforms to the provisions of this Certificate of Incorporation, as the same may be amended from time to time, and the laws of the State of Delaware.

         Any repeal or modification of the foregoing provisions of this Article Eighth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

                  (b) The Corporation shall have the power, to the maximum extent and in the manner permitted by the DGCL to indemnify any person, in addition to directors and officers of the Corporation, against reasonable expenses (including reasonable attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit, or proceeding, in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was an employee or agent of the Corporation. For purposes of this section (b) of Article Eighth, an "employee" or "agent" of the Corporation (other than a director or officer) shall mean any person (i) who is or was an employee or agent of the Corporation, (ii) who is or was serving at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise or (iii) who was an employee or agent of a corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation.

                  (c) The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

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         EIGHTH:  No director of the Corporation shall be liable to the
Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended DGCL. Any repeal or modification of this Section by the shareholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

         NINTH:   No contract or other transaction of the Corporation with any other person, firm or corporation, or in which this corporation is interested, shall be affected or invalidated by: (a) the fact that any one or more of the directors or officers of the Corporation is interested in or is a director or officer of such other firm or corporation; or, (b) the fact that any director or officer of the Corporation, individually or jointly with others, may be a party to or may be interested in any such contract or transaction, so long as the contract or transaction is authorized, approved or ratified at a meeting of the Board of Directors by a sufficient vote thereon by directors not interested therein, to which such fact of relationship or interest has been disclosed, or the contract or transaction has been approved or ratified by vote or written consent of the shareholders entitled to vote, to whom such fact of relationship or interest has been disclosed, or so long as the contract or transaction is fair and reasonable to the Corporation. Each person who may become a director or officer of the Corporation is hereby relieved from any liability that might otherwise arise by reason of his contracting with the Corporation for the benefit of himself or any firm or corporation in which he may in any way be interested.

         TENTH:   The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors, and officers are subject to this reserved power.

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